

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 19, 2009

William J. McGurk
President and Chief Executive Officer
Rockville Financial, Inc.
25 Park Street
Rockville, CT 06066

> **Re:** **Rockville Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **File No. 000-51239**

Dear Mr. McGurk:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

General

1. It appears that your common stock became registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 upon NASDAQ's conversion to a national securities exchange in 2006. If this is true, in the future, please indicate on the cover page of the Form 10-K that your NASDAQ-listed securities are registered under Section 12(b) of the Act, or tell us why you are not required to do so.

Item 11. Executive Compensation

Incentive Compensation, page 16 of Definitive Proxy Statement on Schedule 14A

2. It does not appear that you included the performance targets used to determine compensation for your named executive officers in 2008. It appears that this information is material to understand your compensation program and how compensation amounts were determined. Please confirm that you will disclose and discuss, in future filings, the performance targets used to determine the compensation for the relevant periods. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions, page 35 of Definitive Proxy Statement on Schedule 14A

3. Please provide to the staff the information required by Item 404(b) of Regulation S-K and confirm that you will revise future filings to include this information.

4. In your disclosure on page 35, you indicate that officers, directors and other related parties can receive benefits available to other employees. Please advise the staff whether any of your officers or directors, or their affiliates, have received loans from the company or any of its subsidiaries that have received a reduced interest rate available to employees.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Item 4. Submission of Matters to a Vote of Security Holders

5. We note that you held your annual meeting of shareholders in April 2009. Please tell the staff how you determined that you were not required to provide the information required by Item 4 of Form 10-Q.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel